January 23, 2006

VIA FEDERAL EXPRESS
Ms. Janice McGuirk, Esq.
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 0511
Washington, D.C.  20549

         Re:      Elite Cosmetics, Inc. ("the company")
                  Amendment No. 3 to Registration Statement on Form SB-2 Filed December 9, 2005
                  File No. 333-126667


Dear Ms. McGuirk:

We represent Elite Cosmetics, Inc. ("Elite Cosmetics" or the "Company"). We are in receipt of your letter dated January 11, 2006 regarding the above referenced filing and the following are our responses:

General
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     Please note the updating  requirements for the financial  statements as set forth in Item 310(g) of Regulation S-B require that you provide audited October 31, 2005 financial statements. Also, please provide a current consent of the independent accountants in any amendment.

     ANSWER: The Form SB-2 has been amended to include audited financial statements for the year ended October 31, 2005. In addition, a current consent of the independent accountants is provided.

Please call me with any questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ PETER D. VISALLI
    --------------------
    PETER D. VISALLI